July 26, 2016

Securities and Exchange Commission

Division of Corporate Finance/ Office of Financial Services

Mail Stop 4720

Washington, DC 20549

Attn: Marc Thomas, Senior Staff Accountant

Re:	F.N.B. Corporation
Form 10-K for Fiscal Year ended December 31, 2015
Filed February 26, 2016
Form 8-K Filed April 22, 2016
File No. 001-31940

Dear Mr. Thomas:

This letter confirms our telephone conversation on July 25, 2016, during which we discussed your July 15, 2016 comment letter. Moreover, this letter confirms that during our July 25, 2016, telephone conversation, you agreed to extend F.N.B. Corporation’s response deadline to your letter to August 24, 2016.

Thank your permitting us additional time to formulate our response to your comment letter.

Very truly yours,

/s/ Vincent J. Calabrese
Vincent J. Calabrese
Chief Financial Officer

cc:	Dave Irving, SEC Senior Staff Accountant
Timothy G. Rubritz, Corporate Controller
James G. Orie, Chief Legal Officer and Corporate Secretary